FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of October, 2015

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated October 27, 2015, announcing that Gilat Launches its Revolutionary Distributed X-Architecture to Address the Growing Demands of High-Throughput Satellites (HTS) in a Single Platform.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated October 27, 2015	By:	/s/ Ran Tal
Ran Tal
VP General Counsel

Gilat Launches its Revolutionary Distributed X-Architecture to
Address the Growing Demands of High-Throughput Satellites
(HTS) in a Single Platform

SDN-based architecture enables satellite operators to dynamically support multiple fixed and mobility applications and business models from a single platform

Petah Tikva, Israel, October 27, 2015 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today the launch of X-Architecture for SkyEdge II-c, its revolutionary distributed Architecture to address the growing demands of High-Throughput Satellites (HTS) . The Software-Defined Networking (SDN)-based architecture enables satellite operators and service providers to support mobility, enterprise, cellular and consumer broadband applications and business models from a single platform.

The programmable, cloud-based architecture allows networks of any size, using traditional wide-beam and high-throughput satellites, to deliver managed services in hosted or virtual network business models. X-Architecture was built to support dynamic on-demand services, empowering service providers to broaden their offerings. Unique cloud bandwidth management capabilities enable both mobility and Virtual Network Operators (VNOs) services over spot-beam satellites.

Flexibility is enabled by the distributed architecture, which separates data center functions from baseband elements. The network is easily controlled by a global, unified and centralized network management system, Gilat's TotalNMS.

Total Cost of Ownership  is significantly reduced with 1:N inter-beam redundancy, 30 separate VNOs per rack, automatic remote service provisioning, Cloud-VNO over multi-spot beams and SDN/NFV future-ready functionality.

With X-Architecture, satellite service providers can now easily expand their offerings to reach a broad range of up-and-coming markets for high-bandwidth satellite communications, including broadband access, 4G/LTE cellular rapid deployments, hardware and software enterprise VNOs, as well as mobility applications for in-flight connectivity (IFC), maritime and trains.

“We believe that X-Architecture is the only platform on the market capable of realizing the full potential of HTS,” stated Dov Baharav, Gilat’s Chairman of the Board and Interim CEO. “In validation of the strength of our technology,
X-Architecture has already enjoyed early success in major deals with leading satellite operators in Europe, China and Latin America.

“Not only do we deliver the most innovative technology, we also are committed to our long-term partnerships with satellite operators and their continued growth with built-in support for next-generation HTS and satellite constellations,” Dov Baharav concluded.

X-Architecture for SkyEdge II-c will be unveiled at Gilat’s booth (J2) at the China Satellite Conference in Beijing, October 28-30, 2015, and will also be showcased at AfricaCom in Cape Town, November 17-19, 2015.

About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 90 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Joelle Inowlocki
JoelleI@gilat.com

KCSA Strategic Communications
Phil Carlson, Vice President
(212) 896-1233
pcarlson@kcsa.com